Oncolytics Biotech® Regains Compliance with Nasdaq Trading Rules

SAN DIEGO, CA and CALGARY, AB, July 22, 2025 – Oncolytics Biotech® Inc. (Nasdaq: ONCY) (TSX: ONC) (“Oncolytics” or the “Company”), a leading clinical-stage company specializing in immunotherapy for oncology, received a formal letter (the “Compliance Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) dated July 22, 2025 informing the Company that it has regained compliance with the minimum bid price requirement under Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”). The Company is now in compliance with all Nasdaq listing standards, and its common shares will continue to trade on the Nasdaq Capital Market under the ticker “ONCY.”

As previously announced, the Company was notified by Nasdaq on February 13, 2025, that the Company’s common shares failed to maintain a minimum bid price of US$1.00 over the previous 30 consecutive business days as required by the Minimum Bid Price Requirement. According to the Compliance Notice, the Company regained compliance with the Minimum Bid Price Requirement because the closing bid price of the Company’s common shares has been at or above $1.00 per share for 10 consecutive business days, from July 8, 2025, through July 21, 2025, and the matter is now closed.

About Oncolytics Biotech Inc.

Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. Pelareorep has demonstrated promising results in two randomized Phase 2 studies in metastatic breast cancer and Phase 1 and 2 studies in pancreatic cancer. It acts by inducing anti-cancer immune responses and promotes an inflamed tumor phenotype – turning “cold” tumors “hot” – through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with multiple approved oncology treatments. Oncolytics is currently conducting and planning combination clinical trials with pelareorep in solid malignancies as it advances towards registrational studies in metastatic breast cancer and pancreatic cancer, both of which have received Fast Track designation from the FDA. For more about Oncolytics, please visit: www.oncolyticsbiotech.com or follow the company on social media on LinkedIn and on X @oncolytics.

Company Contact
Jon Patton
Director of IR & Communication
jpatton@oncolytics.ca

Investor Relations for Oncolytics
Mike Moyer
LifeSci Advisors
+1-617-308-4306
mmoyer@lifesciadvisors.com

Media Contact for Oncolytics
Owen Blaschak
LifeSci Communications
oblaschak@lifescicomms.com